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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SYNTHESIS ENERGY SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871628103

(CUSIP Number)

David A. Schwedel
8520 School House Rd.,
Miami, FL  33143
(305) 740-5199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871628103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Schwedel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,142,160 shares

	8.	Shared Voting Power 2,142,160 shares

	9.	Sole Dispositive Power 2,142,160 shares

	10.	Shared Dispositive Power 2,142,160 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,142,160 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.         Security and Issuer.

        Common Stock;     Synthesis Energy Systems, Inc.; 871628 10 3

Item 2.         Identity and Background.

        (a)         Individual (not a member of a group)

Item 3.         Source and Amount of Funds or Other Consideration.

        Personal funds

Item 4.         Purpose of Transaction.

        (a)        Reporting disclosure of beneficial owner of greater than 5% interest.

Item 5.         Interest in Securities of the Issuer.

        (a)        7.1% interest

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                     Issuer.

N/A

Item 7.         Material to Be Filed as Exhibits.

N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date:	June 21, 2007

Signature:	/s/ David A. Schwedel

Name/Title:	David A. Schwedel, Individual